================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2004

                                   ELTEK LTD.
                              (Name of Registrant)


                  Sgoola Industrial Zone, Petach Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F X Form 40-F__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________


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




                                   ELTEK LTD.



6-K Items


1. Eltek Ltd. Proxy Statement for Annual General Meeting to be held December 30, 2004.

2.   Form of Proxy Card.

                                                                          ITEM 1

                                   ELTEK LTD.
             4 Drezner Street, Sgoola Industrial Zone, P.O. Box 159
                           Petach Tikva 49101, Israel\

                           --------------------------
              NOTICE OF 2004 ANNUAL GENERAL MEETING OF SHAREHOLDERS
                           --------------------------

November 30, 2004

Eltek Ltd. Shareholders:

     We cordially invite you to our 2004 Annual General Meeting of Shareholders. It will be held at 10 a.m. on Thursday, December 30, 2004, at our offices at 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel, for the following purposes:

     1. To extend the election of a Class I director for an additional two year term expiring in 2006 and to elect two Class II directors for terms expiring in 2007;

     2. To approve our entering into an indemnification letter agreement with each of our current and future directors;

     3. To approve terms of procurement of a directors and officers' liability insurance policy;

     4. To appoint Somekh Chaikin, a Member Firm of KPMG, as our independent auditors for the year ending December 31, 2004;

     5. To review and discuss our Auditor's Report, Directors' Report and Consolidated Financial Statements for the fiscal year ended December 31, 2003; and

     6. To transact any other business that may properly come before the meeting.

     The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

     You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                            Sincerely,

                                            /s/Nissim Gilam
                                            Nissim Gilam
                                            Chairman of the Board of Directors

BY ORDER OF THE BOARD OF DIRECTORS

Arieh Reichart, Chief Executive Officer and Secretary

                                   ELTEK LTD.

                           --------------------------

                                 PROXY STATEMENT

                           --------------------------

                   2004 ANNUAL GENERAL MEETING OF SHAREHOLDERS


     This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Eltek Ltd. to be voted at the 2004 Annual General Meeting of Shareholders, or the Meeting, to be held on Thursday, December 30, 2004 and any adjournment thereof. Shareholders will be asked to vote upon the: (i) extension of the election of a Class I director for an additional two year term expiring in 2006 and election of two Class II directors for terms expiring in 2007; (ii) approval of our entering into an indemnification letter agreement with each of our current and future directors;
(iii) approval of terms of procurement of a directors and officers' liability insurance policy; and (iv) appointment of Somekh Chaikin, a Member Firm of KPMG, as our independent auditors for the year ending December 31, 2004. Additionally, our Auditor's Report, Directors' Report and Consolidated Financial Statements for the fiscal year ended December 31, 2003 will be reviewed and discussed. Our 2003 Annual Report, including our audited financial statements for the fiscal year ended December 31, 2003, and the proxy card enclosed with this Proxy Statement are being mailed to shareholders on or about November 30, 2004.

     Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

     As of November 23, 2004, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 5,491,711 ordinary shares. Each ordinary share entitles the holder to one vote. The ordinary shares have a par value of NIS 0.6 per share. The presence of two shareholders, holding at least forty percent of our share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect the Class I and Class II directors and to approve Proposal 4 to be presented at the Meeting. The approval of Proposals 2 and 3 require the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, provided that with respect to Mr. Joseph A. Maiman, a director who is a controlling shareholder, either (i) at least one third of the non-interested shareholders with respect to such proposal are included in the majority (excluding the vote of abstaining shareholders); or (ii) the total shareholdings of the non-interested shareholders who vote against such proposal do not represent more than 1% of the voting rights in our company. Under the Israeli Companies Law, Proposals 2 and 3 require that our shareholders notify us prior to the vote at the Meeting, or if such vote is made by proxy on the proxy card, whether or not they have a personal interest with respect to the subject matter of this proposal. The term "personal interest" is defined as "a person's personal interest in an act or transaction of the company, including the personal interest of his relatives (or spouse thereof) and of any other corporation in which he or his relatives is an interested party, and exclusive of personal interest that stems from the fact of holding shares in the company." There will be a specific place on the proxy card to indicate if you have a personal interest in Proposals 2 and 3. Shareholders are asked to indicate "yes" or "no." If a shareholder fails to notify us as to whether or not he or she has a personal interest in Proposals 2 and 3, the shareholder may not vote and his or her vote will not be counted with respect to Proposals 2 and 3.

     A broker who is the record owner of ordinary shares beneficially owned by a customer will have discretionary authority to vote such ordinary shares in the election of directors and all other proposals herein if the broker has not received voting instructions from the beneficial owner by the tenth day before the Meeting, provided that this Proxy Statement was transmitted to the beneficial owner at least 15 days before the Meeting. Abstentions and broker "non-votes" are not counted in determining outcomes of matters being acted upon. They are counted only for determining a quorum at the Meeting. A broker "non-vote" occurs when a nominee holding ordinary shares of our company for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

     We have received indications from several of our principal shareholders (including Joseph A. Maiman, Merhav M.N.F. Ltd. and Integral International Inc.) and directors and officers, who together hold approximately 39.6% of our issued and outstanding ordinary shares, that they presently intend to vote for all of the nominees for director and in favor of all of the other proposals to be acted upon at the Meeting.

     We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our stock.

     You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting.

                              ELECTION OF DIRECTORS
                           (Item 1 on the Proxy Card)

     Pursuant to our articles of association, our board of directors shall consist of no less than three and no more than nine members and the number of directors must be odd. Our board of directors, other than outside directors, is divided into three classes, Class I, Class II and Class III, which consist of one director, two directors and the remaining directors (other than outside directors), respectively. Generally, at each annual general meeting of shareholders one class of directors is elected for a term of three years. All the members of our board of directors (except the outside directors) may be reelected upon completion of their term of office. In addition to these three classes of directors, we have two "outside directors," as defined and required by the Israeli Companies Law. Under the Israeli Companies Law, an outside director is elected for a term of three years and may be reelected as an outside director for one additional term of three years.

     The NASDAQ Stock Market currently requires us to have at least two independent directors on our board of directors. In general, under NASDAQ rules promulgated pursuant to the Sarbanes-Oxley Act of 2002, effective as of July 31, 2005, a majority of our board of directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and our audit committee must have at least three members and be comprised only of independent directors each of whom satisfies the respective "independence" requirements of the SEC and NASDAQ.

     Ms. Revital Degani and Mr. Eliyaho Tov, directors of our company, both qualify as independent directors under the NASDAQ Stock Market and SEC requirements and as outside directors under the Israeli Companies Law requirements. Ms. Degani and Mr. Tov will serve as outside directors until our 2006 annual general meeting of shareholders, following which the service of Ms. Degani as an outside director may not be extended and the service of Mr. Tov as an outside director may be renewed for only one additional three-year term. Mr. David Banitt, a Class II director, qualifies as an independent director under the NASDAQ Stock Market and SEC requirements.

     The term of office of our two Class II directors, Messrs. David Banitt and Leo Malamud, expire as of the Meeting. Mr. Banitt will be standing for reelection to serve as a Class II director for a term of three years. Mr. Malamud will not be standing for reelection to serve as a director due to other commitments. The Board of Directors proposes that Mr. Jack Bigio, a Class III director, who was elected at our 2003 annual meeting of shareholders for a term of three years until 2006, be transferred to serve as a Class II director for a term of three years, such that he will hold office until our annual general meeting of shareholders to be held in 2007. Accordingly, the Board of Directors proposes the election of Messrs. David Banitt and Jack Bigio, to serve as Class II directors, to hold office for three years until our annual general meeting of shareholders to be held in 2007, and until their successors are elected and qualified.

     Additionally, at our annual meeting of shareholders held in 2003, Mr. Joseph Yerushalmi was elected to serve as a Class I director for a term of one year until the annual general meeting of shareholders to be held in 2004, whereas under our articles of association such appointment should have been for a term of three years. Accordingly, the Board of Directors proposes the extension of the election of Mr. Yerushalmi to serve as a Class I director for an additional two year term, such that he will hold office until our annual general meeting of shareholders to be held in 2006, and until his successor is elected and qualified.

     In order to timely comply with the new NASDAQ rules, our Board of Directors will convene an extraordinary meeting of shareholders before July 31, 2005 for the purpose of the election of an additional director, who, if elected, will qualify as an independent director under the NASDAQ Stock Market and SEC requirements, and in order to maintain a Board of Directors with an odd number of directors, as required by our Articles of Association, one of our non-independent directors will resign.

     All of the director nominees were recommended to our Board of Directors by a majority of our independent directors.

     Should any of the nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by our Board of Directors. Each of the nominees are expected to be available.

     Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, will be necessary for shareholder approval of the extension of the election of a Class I director for an additional two year term and the election as directors of the Class II nominees for a term of three years.

     Set forth below is information about the director nominees, including their age, position held with our company, principal occupation and business history.

Nominee for Extension of Election as a Class I Director for a Term Expiring in 2006

     Joseph Yerushalmi, (66) has served as a director since December 2003. Since January 1996, Mr. Yerushalmi has served as a senior vice president in charge of the projects of Merhav M.N.F Ltd. From 1992 to 1996, Mr. Yerushalmi served as vice president for projects of Israel Chemicals Ltd. (ICL). During such time he also served as chairman and director for several of ICL's subsidiaries. From 1989 to 1992, Mr. Yerushalmi was a visiting Professor at the University of Pittsburgh and a consultant to industry in energy related projects. Mr. Yerushalmi holds a Ph.D. in Chemical Engineering from the City University of New York. From 1969 to 1977, he was a member of the Faculty of Chemical Engineering of the City College of New York rising to the rank of Full Professor in 1976.

Nominees for Election as Class II Directors for Terms Expiring in 2007

     David Banitt, (52) an independent director, has served as a director since March 1997. Since August 2001, Mr. Banitt has served as chief executive officer of Nano-OR Ltd., an Israeli start-up company engaged in the development of electro-optics systems. Prior to joining Nano-OR Ltd. and since January 2001, Mr. Banitt was self-employed. From September 1997 until January 2001, Mr. Banitt served as President of Exsight Electro Optical Systems Ltd., an Israeli start-up company engaged in the development of electro-optics systems for the printed circuit boards industry. From 1993 until 1997, Mr. Banitt served as general manager of Nitzanim Initiative Center. Prior thereto, Mr. Banitt served as Vice President of Marketing of Optrotech Ltd., an Israeli company that provides optical inspection systems to the printed circuit boards industry. Mr. Banitt holds a B.Sc. degree in Electronics Engineering from Tel Aviv University.

     Jack Bigio, (40) has served as a director since May 2000. Since May 2002, Mr. Bigio has served as chief executive officer of Ampal (Israel) Ltd. From July 1995 until April 2002, Mr. Bigio served as vice president-operations and finance of Merhav M.N.F. Ltd, an Israeli company that constructs turnkey projects in, among other fields, refineries, energy and agriculture. Prior thereto he served as an economist and executive assistant to the president of Merhav M.N.F. Ltd. for five years. Mr. Bigio holds a B.A. degree in Economics and Business Administration and an M.B.A. degree, both from The Hebrew University of Jerusalem.

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required for the election of the Class I and Class II directors.

     The Board of Directors recommends a vote FOR the election of the nominees for Class I and Class II directors.

Directors Continuing in Office

                                                                                          Expiration
      Name                          Age     Position                 Class of Director      of Term
      ----                          ---     --------                 -----------------      -------
      Nissim Gilam...............   66      Chairman of the Board    Class III               2005
      Revital Degani.............   48      Director                 Outside Director        2006
      Joseph A. Maiman...........   58      Director                 Class III               2005
      Eliyaho Tov................   61      Director                 Outside Director        2006

     Nissim Gilam has served as chairman of our board of directors since December 1, 1998, he has served as a director since January 1996 and previously held office as a director and our chief executive officer during the period January 1990 through March 1991. Since April 2002, Mr. Gilam is self-employed. From March 2002 until September 1993, Mr. Gilam served as managing director of Ney Agencies Ltd., an Israeli company engaged as a sales agent of raw materials and machinery sold by trading companies. From September 1987 through September 1993, Mr. Gilam served as vice president-finance of Merhav M.N.F. Ltd., an Israeli company that constructs turnkey projects in, among other fields, refineries, energy and agriculture.

     Revital Degani has served as an outside director since December 2000. Since January 2003, Ms. Degani has served as the Chief Executive Officer of Bakara Handasit Ltd., an Israeli company engaged in engineering control and building inspection and surveying. Ms. Degani was an attorney for 19 years. From January 2000 until December 2002, Ms. Degani was self-employed. From April 1995 until December 1999, Ms. Degani was in-house counsel of Reved Ltd., an Israeli company whose shares trade on the Tel Aviv Stock Exchange, that is engaged in engineering and construction of residential and commercial buildings. Ms. Degani received her qualification as a lawyer and has been a member of the Israel Bar since 1981. Ms. Degani holds a B.A. degree in Law from Tel Aviv University.

     Joseph Maiman has served as a director since July 1988. Mr. Maiman has served as president of Merhav M.N.F. Ltd. since August 1972. Since April 2002, Mr. Maiman has served as the chairman of the board of directors of Ampal (Israel) Ltd., a public holding company that trades on the Nasdaq Stock Market. Mr. Maiman holds a B.A. degree in Economics from University of Texas and an M.A. degree in Economics from Cornell University.

     Eliyaho Tov has served as an outside director since December 2003. Since November 1999, Mr. Tov has been a freelance consultant as an economic advisor and management advisor. Mr. Tov serves as a director of several other companies. From 1973 to September 1999, Mr. Tov served as a senior economist of The Israel Corporation Ltd. and during such period served as a director of several companies within The Israel Corporation Ltd. group. Mr. Tov holds a B.A. degree in Economics and Political Science and an M.A. degree in Business Management from the Hebrew University in Jerusalem.

Audit Committee

     Our audit committee,  which was established in accordance with Sections 114
- 118 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our board of directors.

     Our audit committee consist of three board members who satisfy the respective "independence" requirements of the Securities and Exchange Commission, NASDAQ and Israeli Law for audit committee members. Our audit committee is currently composed of Ms. Revital Degani and Messrs. David Banitt and Eliyaho Tov. The audit committee meets at least once each quarter. Our board of directors has determined that Mr. Eliyaho Tov meets the definition of an audit committee financial expert, as defined in Item 401(h) of Regulation S-K.

     The   responsibilities  of  the  audit  committee  also  include  approving related-party transactions as required by law. Under Israeli law an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information as of November 14, 2004 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 10% of our ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

                                                                Number of Ordinary Shares   Percentage of Outstanding
Name                                                              Beneficially Owned (1)      Ordinary Shares(1)(2)
----                                                              ----------------------      ---------------------

Joseph A. Maiman........................................              3,085,747 (3)                   47.0%
Merhav M.N.F. Ltd. .....................................              1,675,851 (3)                   25.5%
Integral International Inc..............................              1,068,396 (3)                   19.5%
Nissim Gilam............................................                 51,590 (4)                     *
David Banitt............................................                     --                         --
Jack Bigio..............................................                     --                         --
Revital Degani..........................................                     --                         --
Leo Malamud.............................................                     --                         --
Eliyaho Tov.............................................                     --                         --
Joseph Yerushalmi.......................................                     --                         --
All directors and executive officers as a group (13 persons)          3,389,379 (5)                   50.8%

---------------------
*    Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares issuable upon exercise of options or convertible notes currently exercisable or convertible ,or exercisable or convertible within 60 days, of this table are deemed outstanding for computing the ownership percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) Based on 5,491,711 ordinary shares issued and outstanding as of October 14, 2004.

(3) Of such shares, 341,500 ordinary shares are held directly by Mr. Maiman, 1,040,645 ordinary shares are held of record by Integral International Inc., or Integral, a Panama corporation controlled by Mr. Maiman, and 27,751 ordinary shares are held of record by Integral's wholly owned subsidiary, A.

     Sariel Ltd. Mr. Maiman may be deemed to be the beneficial owner of the 1,068,396 ordinary shares held directly by Integral and A. Sariel Ltd. Also includes 606,060 ordinary shares held of record by Merhav M.N.F. Ltd., or Merhav, an Israeli private company controlled by Mr. Maiman, and 1,069,791 ordinary shares currently issuable upon exercise of a convertible debenture note at $0.33 per share, by Merhav. Mr. Maiman disclaims beneficial ownership of the 205,000 ordinary shares held by his son, Ohad Maiman.

(4) Includes 30,000 ordinary shares subject to currently exercisable options granted under our 2000 Stock Option Plan, at an exercise price of $4.375 per share, which options expire in July 2005.

(5) Includes 6,000 ordinary shares issuable upon exercise of currently exercisable stock options granted under our 1996 Stock Option Plan, and 108,000 ordinary shares issuable upon exercise of currently exercisable stock options granted under our 2000 Stock Option Plan, and 1,069,791 ordinary shares currently issuable upon exercise of a convertible debenture note at $0.33 per share, by Merhav.

Directors and Executive Compensation

     The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2003:

                                                                  Salaries, fees,          Pension, retirement
                                                              commissions and bonuses     and similar benefits
                                                              -----------------------     --------------------
All directors and executive officers as a group, then
consisting of twelve persons(1).........................            $671,000                       $129,000

_______

(1) Does not include one director and one outside director who were appointed at the annual general meeting of shareholders held on December 31, 2003.

     During the fiscal year ended December 31, 2003, we paid each of our outside and independent directors an annual fee of NIS 18,960 ($4,330) and a per meeting attendance fee of NIS 949 ($217). During such period we paid Nissim Gilam, chairman of our board of directors, a management fee ranging from $3,150 to $3,500 per month, and reimbursed him for various expenses that he incurred in connection with his service as Chairman of our board of directors in an annual amount of NIS 13,300 ($3,030).

     As of December 31, 2003, our directors and executive officers as a group, then consisting of twelve persons, held options to purchase an aggregate of 129,000 ordinary shares. Of such options, 6,000 options have an exercise price of $1.75 per shares and 123,000 options have an exercise price of $4.375 per share. The options vest over a three-year period. Of such options, options to purchase 6,000 ordinary shares will expire in November 2004 and options to purchase 123,000 ordinary shares will expire in July 2005. All of the options were issued under our 1996 and 2000 Employee Stock Option Plans.

Related Party Transactions

     In 2003, we negotiated a new financing plan with our banks and controlling shareholder, Mr. Joseph A. Maiman. As part of this financing plan, we issued a convertible debenture note in the principal amount of $500,000 to Merhav M.N.F. Ltd., or Merhav, an Israeli private company controlled by Mr. Maiman. In January 2004, pursuant to the terms of the note, Merhav converted $200,000 of the amounts due and payable under the note into 606,060 ordinary shares of our company, and we issued a convertible debenture note to Merhav for the amount that remained outstanding under the original note at such date, in the principal amount of $325,312.5. The note will become due on May 15, 2007. The note bears interest at the rate of 10% per year, compounded on a quarterly basis. Under the terms of the note, Merhav has the right, at any time, to convert the note and any accrued interest thereon into ordinary shares of our company at a price of $0.33 per ordinary share. We may at our sole discretion repay the accrued interest on the principal amount of the Note to Merhav. During 2003, we recorded interest and exchange rate expenses of NIS 112,000 ($26,000) on the convertible debenture note.

             APPROVAL OF OUR ENTERING INTO AN INDEMNIFICATION LETTER
                      AGREEMENT WITH EACH OF OUR DIRECTORS
                           (Item 2 on the Proxy Card)

     Pursuant to the Israeli Companies Law, our articles of association provide that we may undertake in advance to indemnify an office holder, subject to the terms and conditions of applicable law, against the liabilities described in the Israeli Companies Law that he or she may incur in such capacity, provided that such undertaking is limited to categories of events that our Board of Directors deems foreseeable at the time of the undertaking and to such amount determined by our Board of Directors as reasonable in the circumstances. We may also indemnify any past or present office holder retroactively, subject to applicable law, whether or not we are obligated under any agreement to indemnify such office holder.

     Under the Israeli Companies Law, we may undertake in advance to indemnify, or indemnify retroactively, an office holder with respect to an act performed by the office holder in such capacity against: (i) a financial liability imposed on such office holder in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court; and (ii) reasonable litigation expenses, including attorneys' fees, expended by such office holder or charged to him or her by a court, in a proceeding we instituted against the office holder or instituted on our behalf or by another person, or in a criminal charge from which the office holder was acquitted or in which the office holder was convicted of an offense that does not require proof of criminal intent. These provisions are specifically limited in their scope by the Israeli Companies Law, which provides that a company may not indemnify an office holder as a result of a breach of his or her duty of loyalty, a breach of his or her duty of care if the breach was committed intentionally or recklessly, an act or omission committed with the intent to unlawfully yield a personal profit, or any fine imposed on the office holder.

     Pursuant to the Israeli Companies Law, an undertaking in advance to indemnify an office holder must be approved by our Audit Committee and our Board of Directors, and if the beneficiary is a director, also by our shareholders.

     In the past we entered into an indemnification agreement with certain of our directors. Our Audit Committee and Board of Directors approved our entering into a new indemnification letter agreement with each of our officers and our current and future directors (which will replace and supersede each of the indemnification agreements we entered into in the past with certain of our directors). Shareholders are being asked to authorize, at the Meeting, the Company to enter into the new indemnification agreement with each of our current and future directors. Under the new indemnification agreement, the indemnification for losses incurred by a director will not exceed the lesser of US$2,000,000 or 25% of our company's capital. Our Board of Directors believes that entering into such agreements is in the best interest of our company and its shareholders.

     It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

     "RESOLVED, that Eltek Ltd. is authorized to enter into a new indemnification agreement with each of its current and future directors, for losses incurred by a director that will not exceed the lesser of US$2,000,000 or 25% of our company's capital (which will replace and supersede any indemnification agreement Eltek Ltd. entered into in the past with certain of its directors)."

     Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required for shareholder approval of the foregoing resolution. In order for this resolution to be effective with respect to Mr. Joseph A. Maiman, a director who is a controlling shareholder, the proposal will require the affirmative vote of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, provided that one of the following conditions is met: (i) at least one-third of the non-interested shareholders voting with respect to the proposal are included in the majority; or (ii) that the total shareholdings of the non-interested shareholders who vote against the proposal do not represent more than 1% of the voting rights in our company.

     The Board of Directors recommends a vote FOR the foregoing resolution.

          APPROVAL OF TERMS OF PROCUREMENT OF A DIRECTORS AND OFFICERS'
                           LIABILITY INSURANCE POLICY
                           (Item 3 on the Proxy Card)

     Our current directors and officers' liability insurance policy is due to expire on January 20, 2005, or a later date if extended in accordance with its terms, and we intend to enter into a new directors and officers' liability insurance policy to replace it. The new directors and officers' liability insurance policy will provide for a maximum coverage of US$10,000,000. We intend to negotiate with certain insurance companies in order to obtain the most cost effective policy and expect that the annual premium of the new policy will not exceed US$190,000. The intention is that under the new directors and officers' liability insurance policy, a covered loss under the policy will be paid in accordance with the following order of priority: first, on behalf of officers and directors, for all loss that they shall be obligated to pay as a result of a claim made against them; thereafter, on our behalf, for all loss that an officer or director will be obligated to pay as a result of a claim made against them, to the extent that we are required or permitted by law to indemnify our officers and directors; and thereafter, on our behalf, for all loss that we will be obligated to pay as a result of a securities claim made against us.

     The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract for the insurance of the liability of any of its office holders with respect to an act performed by him or her in his or her capacity as an office holder, for: (i) a breach of his or her duty of care to us or to another person; (ii) breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests; or (iii) a financial liability imposed upon the office holder in favor of another person.

     The Israeli Companies Law provides that a company may not enter into a contract for the insurance of its office holders for: (a) a breach by the office holder of his or her duty of loyalty, unless the office holder acted in good faith and had a reasonable basis to believe that such act would not prejudice the company; (b) a breach by the office holder of his or her duty of care if the breach was committed intentionally or recklessly; (c) any act or omission committed with the intent to unlawfully yield a personal profit; or (d) any fine imposed on the office holder.

     Our articles of association provide that, subject to any restrictions imposed by applicable law, we may procure, and/or undertake to procure, insurance covering any past or present or future office holder against any liability which he or she may incur in such capacity, including insurance covering us for indemnifying such office holder, to the maximum extent permitted by law.

     Pursuant to the Israeli Companies Law, the procurement of insurance coverage for an office holder requires the approval of our Audit Committee and our Board of Directors, and if the beneficiary is a director, also of our shareholders.

     It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

     "RESOLVED, that the purchase by Eltek Ltd. of a directors and officers' liability insurance policy, with maximum coverage of US$10,000,000, which will be paid in the order of priority described in the Proxy Statement for the 2004 Annual General Meeting of Shareholders, for the benefit of all of our directors, from time to time, is and hereby be approved; and that the management of the company be, and it is hereby is, authorized and directed to negotiate and execute in the name and on behalf of the company, contracts for such insurance, upon the terms and conditions so negotiated; provided that the annual premium shall not exceed $190,000; and

     "RESOLVED FURTHER, any renewal, extension and/or purchase of a new insurance policy for all directors and officers of the Eltek Ltd., who may serve the company from time to time, is hereby approved; and that the management of the company be, and it is hereby is, authorized and directed to negotiate and execute in the name and on behalf of the company, contracts for such renewal, extension and/or purchase of insurance, upon the terms and conditions so negotiated; provided that any such renewal, extension or purchase is conditioned upon (i) further approval by the Audit Committee and the Board of Directors and (ii) the annual premium will not be more than $190,000; it being hereby clarified that no further approval of the shareholders of the Company will be required in connection with any renewal and/or extension and/or the purchase of any such insurance policy in accordance with these resolutions."

     Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required for shareholder approval of the foregoing resolution. In order for this resolution to be effective with respect to Mr. Joseph A. Maiman, a director who is a controlling shareholder, the proposal will require the affirmative vote of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, provided that one of the following conditions is met: (i) at least one-third of the non-interested shareholders voting with respect to the proposal are included in the majority; or (ii) that the total shareholdings of the non-interested shareholders who vote against the proposal do not represent more than 1% of the voting rights in our company.

     The Board of Directors recommends a vote FOR the foregoing resolution.

                             APPOINTMENT OF AUDITORS
                           (Item 4 on the Proxy Card)

     Our Annual General Meeting of Shareholders first appointed Somekh Chaikin, independent public accountants and a Member Firm of KPMG, as our auditors in 1996. Somekh Chaikin has no relationship with us or any of our affiliates except as auditors. As a result of Somekh Chaikin's knowledge of our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that such firm has the necessary personnel, professional qualifications and independence to act as our auditors. The Board of Directors has again recommended, pursuant to the recommendation of our Audit Committee, that Somekh Chaikin be selected as our auditors for the period ending December 31, 2004 and recommends that the shareholders approve the appointment.

     In accordance with applicable laws, our Board of Directors will ratify and approve our Audit Committee's determination of the remuneration of Somekh Chaikin in according to the volume and nature of their services. With respect to the fiscal year 2003, we paid Somekh Chaikin approximately NIS 351,000 for audit and audit-related services and approximately NIS 13,000 for tax related services.

     The following  resolution  will be offered by the Board of Directors at the
Meeting:

     "RESOLVED, that Somekh Chaikin, a Member Firm of KPMG, be, and hereby are, appointed as the independent auditors of the Company to conduct the annual audit of our financial statements for the year ending December 31, 2004."

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, will be necessary for shareholder approval of the foregoing resolution.

     The Board of Directors recommends a vote FOR the foregoing resolution.

            REVIEW AND DISCUSSION OF THE AUDITOR'S REPORT, DIRECTORS'
                  REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

     At  the  Meeting,   our  Auditor's  Report,   Directors'  Report,  and  the
Consolidated Financial Statements for the year ended December 31, 2003 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote of the shareholders.

                                  OTHER MATTERS

     The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.



                                          By Order of the Board of Directors,

                                          /s/Arieh Reichart
                                          Arieh Reichart
                                          Chief Executive Officer and Secretary

Dated: November 30, 2004

                                                                          ITEM 2

                                   ELTEK LTD.
                                4 Drezner Street
                             Sgoola Industrial Zone
                           Petach Tikva, 49101 Israel

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoint(s) Arieh Reichart and Amnon Shemer, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.6 per share, of Eltek Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Thursday, December 30, 2004 at 10:00 a.m. at the principal offices of the Company, 4 Drezner Street, Sgoola
Industrial Zone, Petach Tikva, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):


THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE EXTENSION OF THE TERM OF THE CLASS I DIRECTOR AND THE ELECTION OF THE NOMINEES FOR CLASS II DIRECTOR AND (ii) PROPOSALS 2 THROUGH 4 SET FORTH ON THE REVERSE. VOTES CANNOT BE CAST FOR PROPOSALS 2 AND 3 UNLESS YES OR NO HAS BEEN SPECIFIED WITH RESPECT TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST WITH RESPECT TO THE SUBJECT MATTER OF THE PROPOSAL (SEE THE PROXY STATEMENT FOR FURTHER CLARIFICATION.)

                (Continued and to be signed on the reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                                   ELTEK LTD.

                                December 30, 2004

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
    THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS
                        AND "FOR" PROPOSALS 2, 3 AND 4.
        PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------


1. The extension of the term of a Class I Director until 2006 and the election of two Class II Directors for terms expiring in 2007.

         [ ]     FOR ALL NOMINEES

         [ ]     WITHHOLD AUTHORITY FOR ALL NOMINEES

         [ ]     FOR ALL EXCEPT (See instructions below)

                  NOMINEES:

         ( )     Joseph Yerushalmi - Class I Director
         ( )     David Banitt - Class II Director
         ( )     Jack Bigio - Class II Director



INSTRUCTION:      To withhold  authority to vote for any individual  nominee(s),
------------      mark "FOR ALL EXCEPT" and fill in the circle next to each
                  nominee you wish to withhold, as shown here: (X)

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a personal interest (as described in the proxy statement) with respect to the subject matter of Proposals 2 and 3.

2. To approve of the Company's entering into an indemnification letter agreement with each of its current and future directors.

         [ ] FOR               [ ] AGAINST             [ ] ABSTAIN

Do you have a personal interest with respect to the subject matter of Proposal 2? YES ____ NO _____


3. To approve the Company's procurement of a directors and officers' liability insurance policy.

         [ ] FOR               [ ] AGAINST             [ ] ABSTAIN

Do you have a personal interest with respect to the subject matter of Proposal 3? YES ____ NO _____


4. To appoint Somekh Chaikin, a Member Firm of KPMG, as the Company's independent auditors for the year ending December 31, 2004.

         [ ] FOR               [ ] AGAINST             [ ] ABSTAIN

     To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]


Signature of Shareholder___________ Date _____
Signature of Shareholder___________ Date _____

Note:Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        ELTEK LTD.
                                        ----------
                                           (Registrant)



                                        By:/s/Arieh Reichart
                                           -----------------
                                           Arieh Reichart
                                           President and Chief Executive Officer



Date:   December 3, 2004